Exhibit 99.1
Post Holdings Announces Results of Cash Tender Offer for 7.375%
Senior Notes Due 2022

St. Louis, Missouri - August 1, 2016 - Post Holdings, Inc. (NYSE:POST) (the “Company” or “Post”) today announced the results of its previously announced cash tender offer for its 7.375% senior notes due 2022 (the “2022 Notes”) having an aggregate outstanding principal amount of $1,375.0 million. The tender offer expired at 5:00 p.m., New York City time, on July 29, 2016 (the “Expiration Time”).
Post has accepted for purchase approximately $1,241.3 million (or approximately 90.3%) of the 2022 Notes, which excludes $9.448 million (or approximately 0.7%) of the 2022 Notes that remain subject to guaranteed delivery procedures. Holders who indicated prior to the Expiration Time that they will deliver their 2022 Notes through the guaranteed delivery procedures set forth in the Offer to Purchase, dated July 25, 2016 (the “Offer to Purchase”), must deliver their 2022 Notes by the close of business on August 2, 2016 in accordance with the Offer to Purchase. Post will pay all holders of 2022 Notes accepted for purchase in the tender offer $1,070.83 per $1,000 principal amount of 2022 Notes tendered plus accrued and unpaid interest to, but not including, the settlement date, which is expected to be August 3, 2016.
Post expects to fund the payment for the tendered and accepted 2022 Notes with the net proceeds from its previously announced senior notes offering of $1,750.0 million aggregate principal amount of 5.00% senior notes due 2026, which is expected to close on August 3, 2016, subject to customary closing conditions.
Barclays Capital Inc. and BofA Merrill Lynch acted as the dealer managers for the Tender Offer. The information agent and tender agent was Global Bondholder Services Corporation. Questions regarding the Tender Offer should be directed to Barclays Capital Inc. at (800) 438-3242 or (212) 528-7581 and BofA Merrill Lynch at (888) 292-0070.
This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.
Cautionary Statement on Forward-Looking Language
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this release. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this release. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, unanticipated developments that prevent, delay or negatively impact the offering and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgment as of the date of this press release. The Company disclaims, however, any intent or obligation to update these forward-looking statements. There can be no assurance that the proposed transactions will be completed as anticipated or at all.
Contact:
Investor Relations
Brad Harper
brad.harper@postholdings.com
(314) 644-7626